Exhibit 21.1
SUBSIDIARIES

Name	State or Country of Incorporation or Organization
BPS US Holdings Inc.	Delaware
KBAU Holdings Canada, Inc. PSG Innovation Corp.	Canada Canada
Bauer Hockey Corp.	Canada
Easton Baseball/Softball Corp.	Canada
Bauer Hockey, Inc.	Vermont
Easton Baseball/Softball Inc.	Delaware
Bauer Hockey Retail Inc.	Delaware
BPS Diamond Sports Inc.	Delaware
Performance Lacrosse Group Inc.	Delaware
Bauer Performance Sports Uniforms Inc.	Delaware
Mission-ITECH Hockey, Inc.	Delaware
Bauer Hockey GmbH	Germany
Bauer Performance Sports Uniforms Corp	Canada
Bauer Hockey AB	Sweden
Bauer Hockey Finland	Finland
Bauer Hockey Norway	Norway
Bauer Hockey Denmark	Denmark
Performance Sports Group Hong Kong Ltd.	China
Performance Lacrosse Group Corp.	Canada
BPS Canada Intermediate Corp.	Canada
BPS Diamond Sports Corp.	Canada
BPS Luxembourg S.a.r.l.	Luxembourg
Jacmal BV	Netherlands
Bauer CR spol s.r.o.	Czech Republic

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